Exhibit 99.1

December 15, 2025

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re: Rich Sparkle Holdings Limited

Dear Sir or Madam:

We have been furnished a copy of the statements being made by Rich Sparkle Holdings Limited (“Registrant”) in its Form 6-K in the month of December 2025 and captioned “Change in Registrant’s Certifying Accountant.” We are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

Sincerely,

/s/ Wei, Wei & Co., LLP

Flushing, New York